

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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08029274

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 19993

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/07_____ AND ENDING___12/31/07_____
                                    MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
G. Equity Investment Group, Ltd.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
71 S. Wacker Drive, Suite 2760

OFFICIAL USE ONLY
FIRM I.D. NO.

(No. and Street)

Chicago   Illinois   60606
      (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Phillip C. Goldstick   312-782-3280
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Weltman Bernfield LLC.
                    (Name – if individual, state last, first, middle name)

MAR 2 4 2008

THOMSON
FINANCIAL

485 E. Half Day Road, Suite 250   Buffalo Grove   Illinois   60089-8806
      (Address)   (City)   (State)   (Zip Code)

Mail Processing
Section

CHECK ONE:

☒ Certified Public Accountant

MAR 03 2008

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

Washington, DC
101

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, ___Phillip C. Goldstick_____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

___G. Equity Investment Group, Ltd._____ , as

of ___December 31,_____ , 20 _07___ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
                                                        Signature

                                                        CHAIRMAN
                                                        Title

Kathleen A Buenik
_____
        Notary Public

This report ** contains (check all applicable boxes):

- [X] (a) Facing Page.
- [X] (b) Statement of Financial Condition.
- [X] (c) Statement of Income (Loss).
- [X] (d) Statement of Changes in Financial Condition.
- [X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [X] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [X] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [X] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

G EQUITY INVESTMENT GROUP, LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2007

G EQUITY INVESTMENT GROUP, LTD.

FINANCIAL STATEMENTS

DECEMBER 31, 2007

CONTENTS

INDEPENDENT AUDITORS' REPORT	1
BALANCE SHEET	2
STATEMENT OF INCOME	3
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY	4
STATEMENT OF CASH FLOWS	5
NOTES TO FINANCIAL STATEMENTS	6 - 7

SUPPLEMENTARY INFORMATION

ACCOUNTANTS' REPORT ON SUPPLEMENTARY INFORMATION	8
SCHEDULE I	9
SCHEDULE II AND SCHEDULE III	10
REPORT ON INTERNAL CONTROL STRUCTURE	11 - 12

WELTMAN BERNFIELD LLC

Providers of Traditional Accounting, Auditing, Tax and Consulting Services

485 E. Half Day Road, Suite 250, Buffalo Grove, IL 60089

INDEPENDENT AUDITORS' REPORT

February 21, 2008

Board of Directors
G Equity Investment Group, Ltd.
Chicago, Illinois

We have audited the balance sheet of G Equity Investment Group, Ltd. as of December 31, 2007, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of G Equity Investment Group, Ltd. at December 31, 2006, the results of its operations and the changes in its financial position for the year then ended, and in conformity with accounting principles generally accepted in the United States of America applied on a basis consistent with that of the preceding year.

Respectfully submitted,

Weltman Bernfield LLC

WELTMAN BERNFIELD LLC

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G EQUITY INVESTMENT GROUP, LTD.
BALANCE SHEET
DECEMBER 31, 2007

ASSETS

Current Assets		
Cash and cash equivalents	$ 55,726	
Investments	43,553	
Total Current Assets		$ 99,279
Property and Equipment		
Equipment	8,600	
Less: Accumulated depreciation	(860)	
Property and equipment - Net		7,740
Total Assets		$ 107,019

LIABILITIES AND STOCKHOLDERS' EQUITY

Current Liabilities		
Accrued expenses and taxes	$ 4,443	
Total Current Liabilities		$ 4,443
Stockholders' Equity		
Capital stock (5,000 no par common shares		
authorized; 2,500 issued and outstanding)	2,500	
Paid-in-capital	22,500	
Retained earnings	77,576	
Total Stockholders' Equity		102,576
Total Liabilities and Stockholders' Equity		$ 107,019

The accompanying notes are an integral part of these financial statements.

G EQUITY INVESTMENT GROUP, LTD.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2007

Revenues		
Commissions	$ 31,711	
Investment income (loss)	7,376	
Other	38,009	
Total Revenue		$ 77,096
Expenses		
Commissions	834	
Depreciation expense	860	
Regulatory fees and expenses	4,872	
Rent	9,800	
Communications	1,358	
Consulting and professional fees	37,625	
Other operating expenses	6,971	
Insurance expense	368	
Total expense		62,688
Income from Operations		14,408
Income tax expense		
Current		1,693
Deferred		(3,324)
		(1,631)
Net Income		$ 16,039
Earnings per share of common stock		$ 6.42

The accompanying notes are an integral part of these financial statements.

G EQUITY INVESTMENT GROUP, LTD.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2007

	Common Shares	Stock Amount	Paid In Capital	Retained Earnings
Balances - Beginning of year	2,500	$ 2,500	$ 22,500	$ 61,537
Net income	-	-	-	16,039
Balances - End of year	2,500	$ 2,500	$ 22,500	$ 77,576

The accompanying notes are an integral part of these financial statements.

G EQUITY INVESTMENT GROUP, LTD.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2007

Cash Flows from Operating Activities:

Net income	$ 16,039	
Adjustments to reconcile net income to net		
cash provided by operating activities:		
Unrealized (gain) on investments	(2,115)	
Realized (gain) on sale of investments	(1,309)	
Depreciation expense	860	
Decrease in accounts receivable	-	
(Decrease) in accrued expenses and taxes	(1,288)	
Net Cash Provided by Operating Activities		$ 12,187
Cash Flows from Investing Activities:		
Purchase of equipment		(8,600)
Proceeds from sale of investments		26,081
Purchase of investments - dividends reinvested		(2,938)
Net (decrease) in cash and cash equivalents		26,730
Cash and cash equivalents - Beginning of year		28,996
Cash and cash equivalents - End of year		$ 55,726

The accompanying notes are an integral part of these financial statements.

G EQUITY INVESTMENT GROUP, LTD.
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2007

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business Operations
The Corporation is a broker-dealer of investment products sold to customers in North America.

Cash and Cash Equivalents
Cash and cash equivalents consist of funds in the Company's checking and money market accounts.

Investments
At December 31, 2007, the Company maintained positions in a publicly traded mutual fund and publicly traded common stocks. The cost basis of the mutual fund and the common stocks at December 31, 2007, were $22,315 and $3,300 respectively. Unrealized gains on the mutual fund and the common stocks through December 31, 2007, totaled $6,391 and $11,547 respectively.

Income Taxes
The Corporation is taxed as a regular corporation. At December 31, 2007, deferred income taxes were recognized as a result of the differences in timing in reporting income for financial statement and income tax purposes from prior years.

Estimates
The process of preparing financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that effect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the period. Actual results could differ from those estimates.

Property and Equipment:
Property and equipment is stated at cost. Depreciation expense is provided for in an amount sufficient to relate the cost of the assets over their estimated useful lives. Depreciation is being computed under the straight-line method.

2. NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2005, the Corporation had net qualified capital of $86,544 which was $81,544 in excess of its required net capital of $5,000. The Corporation's percentage of aggregate indebtedness to net capital was 5.13%.

3. EARNINGS PER SHARE

Earnings per share of common stock were computed by dividing net income by the average number of common shares outstanding for the year (2,500 shares).

4. RELATED PARTY TRANSACTIONS

Expenses include approximately $25,500 paid to Phillip C. Goldstick and Associates, Ltd. and Philip C. Goldstick, which are affiliated by reason of common ownership, for reimbursement for employee services, office, legal, rent, consulting fees and other expenses.

SUPPLEMENTARY INFORMATION

WELTMAN BERNFIELD LLC

Providers of Traditional Accounting, Auditing, Tax and Consulting Services

485 E. Half Day Road, Suite 250, Buffalo Grove, IL 60089

SUPPLEMENTARY INFORMATION REQUIRED
BY SEC. RULE 17a-5

February 21, 2008

Board of Directors
G Equity Investment Group, Ltd.
Chicago, Illinois

We have audited the financial statements of G Equity Investment Group, Ltd. for the year ended December 31, 2007 and have issued our report thereon dated February 21, 2008. Our examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II and III on the following pages is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied to the examination of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Respectfully submitted,

Weltman Bernfield LLC

WELTMAN BERNFIELD LLC

G EQUITY INVESTMENT GROUP, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15C-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

Net Capital

Total Stockholders' Equity qualified for Net Capital		$ 102,576
Nonallowable Assets		
Nonallowable assets	$ 8,799	
Haircuts on Securities (computed where applicable, pursuant to Rule 15C-1(F))	7,233	
		16,032
Net Capital		$ 86,544

Aggregate Indebtedness

Items Included in Statement of Financial Condition:

Accrued Expenses	4,443	
Total Aggregate Indebtedness		$ 4,443

Computation of Basic Net Capital Requirement:

Minimum Net Capital Required	$ 296
Minimum Dollar Net Capital Requirement	$ 5,000
Excess Net Capital	$ 81,544
Excess of Net Capital at 1000%	$ 86,100
Ratio: Percentage of Aggregate Indebtedness to Net Capital	5.13%

G EQUITY INVESTMENT GROUP, LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15C-3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

Reconciliation with Corporation's computation (included
in Part II of Form X-17A-5 as of December 31, 2007)

Net capital as reported in Corporation's Part II (unaudited)	$ 82,704
Net audit adjustments-	
Depreciation expense	(860)
Reduction in accrued expenses	4,700
Net Capital per SCHEDULE I	$ 86,544

SCHEDULE III

COMPUTATION OF THE RESERVE
REQUIREMENTS UNDER RULE 15C-3-3
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2007

Pursuant to Reg. 240.15C-3-3(k) of the Securities and Exchange Commission, the
Corporation is exempt from the reserve requirement.

WELTMAN BERNFIELD LLC

Providers of Traditional Accounting, Auditing, Tax and Consulting Services

485 E. Half Day Road, Suite 250, Buffalo Grove, IL 60089

REPORT ON INTERNAL CONTROL STRUCTURE
REQUIRED BY SEC RULE 17a-5

February 21, 2008

Board of Directors
G Equity Investment Group, Ltd.
Chicago, Illinois

In planning and performing our audit of the financial statements of G Equity Investment Group, Ltd. for the year ended December 31, 2007, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including test of compliance with such practices and procedures) followed by G Equity Investment Group, Ltd. that we considered relevant to the objectives stated in rule 17a-5(g); (1) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c-3-3(e); (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13; (3) in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System; and (4) in obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by rule 15c-3-3.

The management of the Corporation is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Corporation has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

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G Equity Investment Group, Ltd.
February 21, 2008

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objective referred to in the second paragraph of this report are considered by the Commission to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objective in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Corporation's practices and procedures were adequate at December 31, 2006 to meet the Commission's objectives.

Respectfully submitted,

Weltman Bernfield LLC

WELTMAN BERNFIELD LLC

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